Exhibit 99.91

Amaya provides guidance update and announces date for 2014 Third Quarter earnings release conference call

MONTREAL, Nov. 10, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today affirmed its previously announced guidance for the full year 2014 for revenue ($669 - $715 million) and Adjusted EBITDA* ($265 - $285 million), with results expected at the high end of the range.

The financial guidance for 2014 excludes the impact of any potential future strategic transactions, and any specified items that have not yet been identified and quantified.

Q3 EARNINGS RELEASE AND CONFERENCE CALL DETAILS

The Corporation also announced that it will host a conference call on Friday, November 14, 2014 at 8:30 a.m. ET to discuss its financial results for the third quarter ended September 30, 2014. David Baazov, CEO of Amaya, will chair the call. The Corporation plans to release its financial results on Friday, November 14, 2014 at 6:30 a.m. ET.

To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 33400821. To access the webcast please use this link: http://bit.ly/1EoYGdc

*	Adjusted EBITDA as defined by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests. Adjusted EBITDA is a non-IFRS measure. Reconciliation to Net Income is included in the Corporation’s quarterly earnings releases.

ABOUT AMAYA

Amaya is the owner of the Rational Group, which owns and operates gaming and related businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating two of the largest online poker sites, Rational Group is the largest producer of live poker events around the world. Amaya also provides interactive and physical gaming solutions to the regulated gaming industry.

DISCLAIMER IN REGARDS TO FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information:

For investor or media inquiries, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 07:52e 10-NOV-14